Exhibit 4.2

AGENCY AGREEMENT WITHOUT REPRESENTATION

AGREEMENT dated 12 / 01 / 2023

Between

The Swiss Branch of Casino International SAS, having its principal place of business at Avenue des Morgines 12, CH-1213 Petit Lancy (“Casino Switzerland” or “Agent” or “Party”)

(For information purposes, Casino International SAS is a company organized under the laws of France which registered office is at 1, Cours Antoine Guichard– 42000 Saint Etienne),

And

Almacenes Éxito S.A, a stock corporation organized under the laws of Colombia and with principal place of business at Carrera 48 No 32 B Sur - 139 Envigado, Antioquia, A.A.3479, Colombia, registered under Tax ID 890.900.608-9, represented by Carlos Ariel Gómez, on its own behalf and on behalf of its subsidiaries, or of its Affiliates as defined here under (“Principal” or “Party”, or together with Casino Switzerland, the “Parties”).

We have agreed to enter into this agency agreement (the "Agreement" or “Agency Agreement”), which shall be governed by the following clauses:

Whereas Casino Switzerland, affiliate to the Casino Group is dedicated to the international negotiation of commercial services with international suppliers in the name and on behalf of the companies of the Casino Group.

Whereas International Retail & Trade Services Sàrl, a company organized under the laws of Switzerland, registered with the Geneva Trade & Companies Register (Switzerland) under number CH-660-2424002-0, is an affiliate of Casino Group in charge of the negotiation of international services and on-top conditions with major multinational suppliers on a global basis.

Whereas the Parties have entered into an existing agency agreement on December 20, 2003 and wish to enter into a new agency agreement which will be entirely superseded by this agreement.

Whereas the Principal, subsidiary of the Casino Group, manages retailing stores under the trade-names and banners Éxito, Carulla, SurtiMax, Suri Mayorista, Viva and SuperInter on the territory of Colombia (the “Territory”).

Whereas Casino Switzerland offers services either itself or via IRTS to each company of the Casino Group including Almacenes Éxito S.A., and Almacenes Éxito S.A. accepts on its own behalf and on behalf of its subsidiaries, or its Affiliates, such services for a specific consideration.

Now, therefore, in consideration of the promises and the mutual agreements herein contained, the Parties hereto agree as follows.

ARTICLES

ARTICLE 1. DEFINITIONS

“Affiliate” means any retailer in which neither the Casino Group nor the Principal holds any stock, with which the Casino Group or the Principal has entered into a cooperation agreement and which uses or not a trade-name of the Casino Group.

“Agreement” or “Agency Agreement” means the present agency agreement entered into by and between Casino Switzerland as agent, and Almacenes Éxito S.A. as principal.

“Casino Group” or “Group” means all companies controlled, directly or indirectly, by the holding company Casino Guichard-Perrachon, “control” meaning 1) holding directly or indirectly more than 50% of the share capital of the companies or 2) holding directly or indirectly at least 20% of the share capital or voting rights of the companies, such shareholding being consolidated, at least through the equity method, in the consolidated accounts of the Casino Group, and regarding which the Casino Group has entered into a shareholders’ agreement and has either a pre-emptive right or a purchase option allowing in both cases the Casino Group to obtain in the end the control.

“Consideration” means the consideration due by Principal to Casino Switzerland as defined in article 3 and annexe 3.

“International Supplier(s)” means the international suppliers with which the Casino Group is negotiating the sale of products for all or part of the stores with trade-names belonging to, or within a partnership with, the Casino Group, and as listed in annexe 2.

“Payment to the Principal” means the payment made by the Agent to the Principal of the payments collected from the International Suppliers for the services performed to their benefit, as determined in article 3.2.

“Services” means the services provided by Casino Switzerland or by IRTS on behalf of the Principal and as defined in annexe 1.

“Term” or “New Term” means the term or any new term following such term during which the present Agreement is applicable, in accordance with article 6.

ARTICLE 2. PURPOSE OF THE AGREEMENT

The purpose of the present Agreement is the provision of the Services exclusively by the Agent and/or IRTS to the benefit of the Principal for a Consideration as determined in article 3 and annexe 3.

ARTICLE 3. CONSIDERATION AND PAYMENT TO THE PRINCIPAL

3.1. Consideration

The Consideration relating to the provision of the Services shall amount to a sum corresponding to all operating expenses recorded in Casino Switzerland financial statements which refer to the execution of this Agency Agreement, plus a margin which will amount to 7% of the aforementioned costs, unless otherwise agreed by the Swiss federal or/and cantonal tax authorities.

The Consideration shall be paid no later than 30 June of the year following the calendar year to which such Consideration refers. The Consideration shall be paid by deduction from the sums passed on to the Principal pursuant to Article 3.2, through the corresponding rectification of the relevant invoices by the Principal, unless these sums are lower than the amount of the Consideration.

Casino Switzerland annual financial statements shall be considered a basis for calculation accepted by the Parties for calculating the Consideration.

3.2. Payment to the Principal

The Agent agrees to collect on behalf of the Principal and transfer to it, under the terms and conditions and according to the procedures described below, the sums received from the International Suppliers.

Subject to Casino Switzerland’s cash capacities and forecast cash expenditure, the Agent shall pay to the Principal the amounts received from the International Suppliers as soon as possible following the collection of such amounts by the Agent. The payment of the sums received from the International Suppliers to the Parties shall be on the last business day of the calendar month in which such sums are collected from the International Supplier by the Agent provided that the sums collected on or after the 28th day of said month shall be paid along with the sums collected during the next calendar month.

If the Principal must, under the applicable legislation, issue an invoice for the Receivables to the Agent, then such invoice shall be issued in accordance with the said legislation. Any reconciliation invoice shall be issued on 30 June of each calendar year. VAT invoiced by the Principal shall be paid along with the Receivables or, if applicable, no later than the [10] business days following the reimbursement of such VAT by the Swiss tax authorities.

3.3. Direct payments

If an International Supplier would like the Principal (or the Principal’s Affiliates) to bill, and directly collect for, the International Services effectively performed by the Principal (or its Affiliates), the Principal (or the Principal’s Affiliates) may, with the prior, express and written consent of Casino Switzerland , (a) invoice, according to the terms and conditions agreed with the appropriate International Supplier or the entity designated by the appropriate International Supplier, and (b) receive the corresponding collections directly.

However, it is specified that the preparation, sending and monitoring of the collection of said invoices shall remain under Casino Switzerland's control.

The Principal shall cause its Affiliates to observe the provisions of this article.

3.4 General

(a)	All payments by the Principal to the Agent hereunder shall be made in EURO, according to the representative rate that applies to the date of payment, including VAT when applicable, by bank transfer at Principal’s cost, to the bank account indicated by Casino Switzerland in writing.

(b)	Receipt or acceptance by the Agent of any part payment of Consideration shall not be deemed to be a waiver of the Agent’s rights to any other amounts due.

(c)	Any complaint or disagreement with respect to the statements or invoices issued by the Agent and relating to calculation or payment of Consideration shall be notified by the Principal to the Agent within thirty (30) days as from the date of receipt of such statements or invoices. Such notification shall not relieve the Principal from its obligation to pay Consideration at due date pursuant to this Agreement. The Principal and the Agent will agree on a final balance within (30) thirty days following the date of the reception of the notification from the Principal.

(d)	The Agent undertakes to transfer as soon as possible to the Principal all necessary and mandatory information for any tax returns or payments in accordance with the law applicable on the Territory.

ARTICLE 4. PARTIES’UNDERTAKINGS

4.1 Undertakings of the Principal

(a)	The Principal undertakes to give the exclusivity of present Agency Agreement tothe Agent regarding the Services as defined in annexe 1, and neither to provide itself similar services nor to enter into any agreement with third parties regarding similar services for the whole Term or New Term of the Agreement, such provision being applicable either on the Territory or outside the Territory.

(b)	The Principal undertakes to provide all necessary information for the present Agreement, and in particular all quarterly instrument panels (tableaux de bord) of the strategic International Suppliers as listed in annexe 2, and the local agreements negotiated within the Territory with the International Suppliers, when requested.

(c)	The Principal undertakes not to use any information provided within the present Agency Agreement by the Agent (in particular the terms and conditions, values and costs of the services negotiated with the International Suppliers) for a possible renegotiation with the International Suppliers, nor to disclose or communicate to any third party, Affiliate such information except expressly otherwise agreed by the Agent. However, the Principal, or any Affiliate, might request, at its own costs (which could be deducted from the Payment to the Principal) an audit report to Price Waterhouse & Coopers regarding the accounts of the Agent and/or IRTS, in order to control the equivalence between the amount of the Payment to the Principal actually paid to such Affiliate, company with Active or Passive Shareholding, and the share in the payments made by the International Suppliers to be allocated to the Principal, or the Affiliate for the services rendered by the latter.

(d)	The Principal undertakes to notify to the Agent at least three (3) months in advance any event which would cause the exclusion of an Affiliate.

(e)	The Principal undertakes to do its best efforts to secure the provision of the services to the International Suppliers negotiated by the Agent and/or IRTS, and to assist the Agent and/or IRTS for the performance of present Agency Agreement.

(f)	The Principal undertakes to guarantee the compliance with all provisions of present Agency Agreement by all Affiliates, provided such Affiliates benefit from such Agency Agreement.

4.2 Undertakings of the Agent

(a)	The Agent undertakes to allocate all human and material resources necessary to provide the Services in order to offer the best quality of Services in the best timing.

(b)	The Agent undertakes to do its best efforts to perform the Services within present Agency Agreement (obligation de moyens under French law).

(c)	The Agent undertakes to provide, upon request of the Principal, all legal and accounting documentation of Casino Switzerland and/or IRTS for a communication to any authority of the Territory when requested. The agent must respond as soon as practicable, within the timing indicated in the communication, as long as this timing is reasonable, in order to avoid the Principal breaching the deadline established by the authority.

4.3 Undertakings of the Parties

(a)	Each Party undertakes to fully collaborate with the expert Price Waterhouse & Coopers for its audit investigation as provided for in article 4.1.c, and to provide all necessary documentation to the latter.

(b)	Each Party undertakes not to hire any member of IRTS’ personnel placed at disposal by the Casino Group, nor to help for, or participate in, under whatever form, the hiring of IRTS’ personnel placed at disposal by the Casino Group. Such undertaking shall remain in force for the whole Term or New Term of present Agency Agreement, and shall survive either the liquidation of IRTS and/or the termination of present Agency Agreement for whatever reason for a period of two (2) years.

(c)	Each Party undertakes not to prospect help for, or participate in, the prospection of a company with Active or Passive Shareholding or of an Affiliate of the Casino Group. Such undertaking shall survive termination of present Agency Agreement until liquidation of IRTS.

ARTICLE 5. TERM OF AGREEMENT

5.1 The present Agency Agreement shall have a term of one year and shall begin on January 1, 2023 and continue until December 31, 2023.

5.2 This Agreement shall be automatically renewed at the end of the Term for a New Term of one year and at the end of each New Term, unless otherwise notified by one Party at least three (3) months before the end of the Term or New Term. The renewals for New Terms must be notified in writing, pursuant to section 12.5 of the Agreement.

ARTICLE 6. TERMINATION OF AGREEMENT

6.1 Each Party shall have the right to terminate this Agreement with immediate effect if:

(a)	one party fails to remedy in the other party's reasonable opinion any material breach or violation of this Agreement within thirty (30) days after the terminating party has given the other written notice in accordance with the provisions herein;

(b)	any action, order or effective resolution is taken or passes to dissolve, liquidate or wind up the other party;

(c)	the other party makes an assignment or similar process with or for the benefit of creditors or is unable to pay its debts, or any judgment is issued for the suspension of payments of such party, or such other party is adjudicated bankrupt or insolvent, or applies for a receiver, a trustee, a liquidator, an administrator or other similar office, or has any proceedings filed under any statute or regulation relating to reorganization, arrangement, readjustment of debt, dissolution or liquidation, termination by judicial, administrative or legal decision, money laundering, arms proliferation or terrorist financing.

6.2 Furthermore, in case of occurrence of one of the following events, the present Agreement shall be terminated without any judicial formalities being necessary after prior notice of three (3) months of one Party:

(a)	Indirect or direct purchases of stock of a direct or indirect competitor of one Party, by the other Party and/or by the group to which such other Party belongs;

(b)	Indirect or direct purchases of stock of a Party and/or of the group to which such Party belongs, by a competitor of the other Party;

(c)	Setting-up by a Party and/or by the group to which such Party belongs, of a tradename competitor of the other Party, and not existing at the date of signature of the present Agreement;

(d)	If a competitor of Party acquires directly or indirectly equity interest of the other Party and/or of the group which such other Party belong.

(e)	Any change in the share capital of the Principal which would result in a direct or indirect change in control of the share capital of the Principal;

(f)	Any transfer under whichever form, directly or indirectly, of the share capital or of the activity of the Principal to a third party outside the Casino Group.

6.3 The Agent may terminate without prior notice present Agency Agreement in case of liquidation of IRTS, with effect at the date of liquidation of IRTS.

ARTICLE 7. EFFECTS OF TERMINATION OF AGREEMENT

7.1 Upon termination or non-renewal of present Agency Agreement, the Agent shall cease immediately or at the termination of the Term or New Term, to provide its Services as defined herein.

7.2 The Principal shall pay to the Agent the Consideration as due at the end of the Term or New Term or at the date of termination of the Agency Agreement, and the Agent shall transfer to the Principal the Payment to the Principal as due at the end of the Term or New Term or at the date of termination of the Agency Agreement. Furthermore, in case of termination of the Agency Agreement in accordance with article 6.2, the Principal shall indemnify to the Agent all supplemental costs to be paid because of the termination, or all amounts actually paid for a Service to be provided for the Term or New Term during which such termination occurred.

7.3 At the date of termination or at the end of the Term or New Term, the Principal shall return to the Agent all documents, whatever form such documents have, covered by the article 12 of present Agency Agreement relating to confidentiality.

ARTICLE 8. LIMITATION OF LIABILITY AND INDEMNIFICATION

8.1 The Agent shall not be responsible in any way for any fact, act or omission within the Services, safe in case of wilful misrepresentation or gross, intentional or inexcusable fault.

8.2 In no event shall the Agent be liable for the Principal’s loss of profit and/or consequential, special or incidental loss or damages within present Agency Agreement.

8.3 The Principal hereby agrees to indemnify and hold the Agent harmless from any and all claims, actions, suits, liabilities, judgments and expenses, including reasonable attorneys' fees, in law or in equity, arising out of, or relating to, articles 8.1 and 8.2 here above or breach of any provision of the present Agency Agreement by the Principal or its Affiliates, or act or omission of the latter within the present Agency Agreement.

ARTICLE 9. REPRESENTATIONS AND WARRANTIES

Each of Party hereby represents and warrants to the other that:

9.1. it has the legal right and full power and authority to enter into this Agency Agreement and that there are no outstanding obligations or agreements, either written, oral or implied, inconsistent with this Agreement.

9.2. upon signature, this Agency Agreement will constitute legal, valid and binding obligations of each Party.

9.3. no further consent, approval, authorization, declaration, filing or registration on the part of any of them, or from any other third party, administration or governmental or regulatory authority, is required in connection with the signature, and performance of this Agency Agreement.

ARTICLE 10. CONFIDENTIALITY

10.1. The present Agency Agreement shall remain confidential. No Party shall be allowed to disclose first the existence of present Agreement or/and any elements of present Agency Agreement to any third parties, and second any elements of present Agency Agreement to any other company of the Casino Group or to an Affiliate, without prior authorisation of the other Party.

10.2. Each Party hereby agrees that the information disclosed or provided to any Party by the other Party in connection with this Agreement includes confidential and exclusive business secrets including the commercial terms and conditions with International Suppliers, know-how and any other information, data, materials, research, developments, inventions, processes, techniques, designs and models or any other form of information.

10.3. Each Party hereby agrees (i) at all times to hold secret all confidential information, (ii) not to use or exploit confidential information except in accordance with, and as contemplated by, this Agreement, and not to disclose confidential information to anyone other than the authorized personnel of each Party and (iii) to take all precautions necessary to safeguard the confidential nature of such information. In particular, the Principal undertakes not to disclose any confidential information to any Affiliates or third parties.

10.4. Furthermore, the Agent undertakes not to disclose to any other company or Affiliate of the Casino Group, or to any third party, any information relating to the local commercial terms and conditions of the Principal applicable within the Territory and of which it might have received knowledge within present Agency Agreement. However, the Principal authorizes the Agent to disclose such information relating to the local commercial terms and conditions, to IRTS provided a similar restriction of disclosure is applicable to IRTS.

10.5. Are not confidential information (i) information which is or becomes available to the public other than as a result of a disclosure by a Party in violation of this article 10, or (ii) information which was legally available to a Party or its representatives without obligation of confidentiality prior to its disclosure to that Party by the other Party or its representatives.

10.6. Upon termination or end of term of this Agency Agreement, each Party shall promptly, in a matter of [ 30 ] days, return to the other Party any and all confidential information in written form (whether in paper or electronic format) and all copies thereof in its possession or control, and destroy any copy containing such confidential information, except otherwise agreed.

10.7. The provisions of present article shall remain applicable after termination or end of term of present Agreement.

ARTICLE 11. FORCE MAJEURE

If any performance by any party shall be prevented, hindered or delayed by reason of any cause beyond the reasonable control of such party and without such party’s fault or negligence (any such event being hereafter called "Event") including, without limitation, acts of God, riots, fires, floods, unusual severe weather, curtailment or termination of sources or supplies of energy or power, inability to obtain or delay in obtaining materials or supplies, strikes or other disputes involving such party or its subcontractors or suppliers, or any other cause beyond the reasonable control of such party, whether similar or dissimilar to those expressed hereinabove, such party shall be excused from performance to the extent that its performance is prevented, hindered or delayed. Such excuse from performance shall extend so long as the Event continues to prevent, hinder or delay the performance by such party. The party whose performance is affected shall give the other party notice within fifteen (15) days of the occurrence specifying the occurrence, the performance affected and the anticipated date, if any, by which performance can be made.

In the event that force majeure ceases, the provision of service will be restored if possible and there will be no compensation.

Any waiver of a Party to a right under the present Agreement shall be in writing to be valid.

ARTICLE 12. MISCELLANEOUS

12.1 Entire Agreement. This Agreement and its annexes constitute the entire agreement of the Parties with respect to the subject matter hereof, and all other prior or contemporaneous agreements of the Parties with respect to said subject matter are hereby merged into, and superseded by, this Agreement. This Agreement may not be changed, modified or amended except by a written agreement signed by both Parties hereto, except specific provisions.

12.2 No Waiver. Any waiver by a Party to any of its rights under present Agency Agreement shall be in writing to be valid.

12.3 Governing Law. This Agreement shall be governed by, and shall be construed in accordance with, the law of Switzerland.

12.4 Arbitration. The Parties agree that in case disputes and matters arising under, or in connection with, this Agency Agreement, the Parties shall do their best efforts to amicably settle such disputes or matters, and failing such amicably settlement, a Party may request the appointment of an arbitration committee within the Casino Group, such arbitration committee being formed by a member of the control division of the holding company Casino Guichard-Perrachon and a member of each Party. The Parties agree that the vote of the member of the control division of Casino Guichard-Perrachon shall prevail in case of disagreement and that the decision of the arbitration committee shall be final and binding on the Parties.

12.5 Notification. All notices and other communications which are required or permitted to be given under this Agreement shall be in writing and shall be delivered either by personal service at any place where any party may be found, or by facsimile, or by registered or certified mail with acknowledgment of receipt, and shall be deemed effectively received (i) upon actual receipt thereof by the party to be notified or upon receipt of facsimile, or (ii) upon the fifth (5th) business day following the deposit of the registered or certified mail with acknowledgment of receipt. Either party may change its address for the receipt of such notices by giving written notice to the other party in the manner herein provided.

Address of notifications.

The Agent : François-Paul Boutard, Casino International, Saint Etienne, succursale du Petit Lancy près Genève, Avenue des Morgines 12, CH-1213 Petit Lancy

The Principal: Carlos Ariel Gómez, Almacenes ÉXITO S.A., Carrera 48 No 32 B Sur – 139 Envigado, A.A.3479, (Antioquia) Colombia,

12.6 Assignment. Neither Party hereto may assign this Agency Agreement, or rights granted hereunder, in whole or in part, without the prior written consent of the other party; except in case of internal restructuring of the Group Casino. However, the Agent may subcontract present Agency Agreement to IRTS.

12.7 Further Assurances. The parties agree to execute, acknowledge and deliver all such further instruments, and to do all such other acts, as may be necessary or appropriate, in order to carry out the intent and purpose of this Agreement.

12.8 Mutual Agreement. This Agreement embodies the arms-length negotiation and mutual agreement between the parties hereto and shall not be construed against either party as having been drafted by it.

12.9 Headings and Counterparts. Headings are inserted for reference purposes only and shall not affect the understanding or meaning of this Agreement. This Agency Agreement may be executed in several counterparts each of which shall be deemed to be an original but all of which, together will constitute one and the same instrument.

12.10 Divisibility. The Parties agree that the illegality, nullity, ineffectiveness or any similar legal sanction that affects the validity or application of any of the provisions of this agreement, shall not affect the validity or application of the other provisions thereof. In any case, in the event of the occurrence of any of the legal sanctions referred to above, the Agent and Principal or Parties undertake in good faith to find mechanisms that allow, as far as possible and in accordance with the applicable rules, to comply with the purposes initially sought in the clause or provision that had been affected in its validity or application.

12.11 Amendments. Any amendment, total or partial, to the present agreement shall be made in writing by mutual agreement between the Agent and Principal or Parties, in an express manner, recognizing each Party's acceptance of such amendment.

12.12 Relationship between the Parties. This agreement shall not give place to the formation of a de facto partnership or joint account relationship. This agreement does not contain any act of power of attorney, so that the acts or contracts that the Agent enters into in the ordinary course of its business, as well as the other acts or procedures that it carries out before state authorities or third parties, shall not be understood to be carried out in the name or on behalf of the Principal, nor shall they give third parties the right to claim from the Principal the fulfillment of any obligation derived from such acts or contracts. The Agent will keep the Principal free from any claim or demand from such third parties. In accordance with the above and with the nature, characteristics, purpose and other obligations arising from the agreement, the Agent shall act independently, with full autonomy and technical, financial and administrative independence or any other person linked to it legally or contractually.

12.13 Annexes:

1. Definition of the Services

2. List of international suppliers dealt with by Casino Group

IN WITNESS WHEREOF, the parties have caused this Agency Agreement to be executed, each by its duly authorized representative, as of the day and year first written above.

The Principal

By:	/s/ Carlos Ariel Gómez
Carlos Ariel Gómez
Legal Representative

The Agent

By:	/s/ François-Paul Boutard
François-Paul Boutard
Director

By:	/s/ Valérie Maurer Brunet
Valérie Maurer Brunet
Controler

ANNEXE 1

Definition of the Services

Casino Switzerland or IRTS shall provide within present Agency Agreement services of an international negotiator to negotiate international services agreements and on top international conditions entered into with International Suppliers in the name of Casino Switzerland or IRTS and on behalf of the Principal which shall perform such negotiated services and counterparts of the on top conditions. Casino Switzerland and IRTS as international services providers are able to represent several trade-names of hypermarkets and supermarkets implemented in particular in Europe, Asia and South America. This specialty of international services providers will provide advantages to International Suppliers as well as to any principal of Casino Switzerland or IRTS.

Within such function of international negotiator, Casino Switzerland or IRTS shall provide following Services to the Principal:

-	Sale of the commercial cooperation capacity of the Principal to International Suppliers, such capacity being in particular marketing studies, international commercial action plans, provision of data basis, settlement of local disputes.

-	Advice to the Principal via:

i.	Organization of international synergies relating to markets studies and others, and of business/branch committees

ii.	Centralization of the local commercial terms and conditions of all principals of Casino Switzerland or IRTS, provided the confidentiality provisions under article 10.4 of present Agency Agreement are complied with; and, if need be, in case of establishment of discriminatory practices of International Suppliers against the Principal, help for the local negotiation regarding said International Suppliers in order to terminate such practices.

-	Collection on behalf of the Principal of the fees paid for the commercial cooperation services, rendering of accounts relating to International Suppliers and payment to the Principal.

ANNEXE 2

List of international suppliers dealt with by Casino International